FOR IMMEDIATE RELEASE      CONTACT: Dirk Vande Beek      Guy Marcus
February 17, 1998                   Public Relations     Investor Relations
                                    Halliburton Company  Halliburton Company
                                    (713) 676-8097       (214) 978-2691


                 HALLIBURTON PROVIDES WIDE RANGE OF SERVICES FOR
                             TERRA NOVA DEVELOPMENT

DALLAS, Texas - The Halliburton Company (HAL: NYSE) is pleased to announce that it will provide a wide range of services as part of the Terra Nova Alliance for Petro-Canada and the Terra Nova development.
         "We are very proud to be working with the Terra Nova partners on this project," said Dave Lesar, president and chief operating officer of Halliburton Company. "This represents a major step in our strategy to deploy the combined capabilities of our energy business units to help our customers achieve their goals. Our broad capabilities enable us to provide a level of integration and business understanding that we believe can add significant value to the Terra Nova project."
         The Terra Nova alliance is a consortium of companies which will design, construct and install the floating production storage offloading vessel (FPSO) and subsea components and preproduction wells necessary for the development of the Terra Nova oil field. The development will be managed by a single integrated team from concept definition to first oil, with the Halliburton companies taking a lead role in this integrated team. The Halliburton business units and associated companies working within the integrated management Terra Nova - 2 team are as follows:

                                     -more-

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Halliburton Company                         page 2

- Brown & Root Energy Services (BRES) participates in Terra Nova as a 50 percent partner in a joint venture "Shawmont Brown & Root" (SBR). This is a joint venture with AGRA Shawmont Ltd., which is a Newfoundland-based engineering company. Shawmont Brown & Root is responsible for the overall project management for the development, design and procurement of the FPSO vessel and topsides, as well as for the mechanical completion and commissioning management for the development. This will be one of the largest FPSOs built to date with a storage capacity of 960,000 barrels and a topside processing capability of 125,000 barrels of oil per day. The FPSO will be designed to an ice resistant classification to withstand sea ice impact.
- Halliburton Energy Services (HES) is responsible for the provision of integrated drilling and completion services for the construction of subsea wells. This will consist initially of six wells up to first oil with potentially another 18 wells after production start-up. These wells are a combination of horizontal and highly deviated wells.
- BARMAC, while not a member of the main Alliance, is a 50 percent partner with PCL Industrial Constructors Inc., which has a responsibility for the fabrication of the topsides modules and the hook up of the complete FPSO. PCL is a large Canadian construction company based in Edmonton, Alberta. The topsides will be fabricated as four major modules of between 1,200 - 2,000 tons and a number of smaller structures giving an overall topside weight of approximately 9,000 tons. The hook up of the complete FPSOTerra Nova - 3 will take place in Newfoundland.

                                     -more-

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

Halliburton Company                         page 3

- Rockwater is responsible for the installation of the FPSO and associated mooring system in the Terra Nova offshore location. This will involve the installation of a nine-leg chain-link mooring system weighing approximately 5,000 tons.
- AOC is providing project management support for the major upgrade to the drilling rig for the drilling of the pre-production wells. AOC also provides assistance to SBR in the management of the mechanical completion and commissioning scope of work.
- Landmark Graphics Corporation supplies reservoir description services to Petro-Canada. In addition, Landmark will participate in the provision of information technology and data management services within the integrated management team.
         The Terra Nova oil field is located on the Grand Banks 350 kilometers east-southeast of St. John's, Newfoundland. Discovered in 1984, Terra Nova is the second largest oil field off Canada's east coast.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.


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FOR IMMEDIATE RELEASE                       CONTACT:  Cindy Viktorin
February 17, 1998                                     (713) 676-7125


         Halliburton Joins Occidental in Alliance Agreement at Elk Hills

BAKERSFIELD, California -- Two business units of Halliburton (NYSE:HAL) are commencing work at Occidental's Elk Hills oil and gas operation (formerly the United States Naval Petroleum Reserve No. 1). Halliburton Energy Services will provide downhole production support services, and Brown & Root Energy Services will operate and maintain the gas plants, compressors and cogeneration facilities and provide field maintenance services. The announcement follows
Occidental's recent acquisition of the 75-square-mile field from the U.S. Department of Energy.
         "Through the services of these two units, Halliburton offers the unique capability of integrating our services to enhance the operating performance and long-term viability of Occidental's Elk Hills asset," said Dave Lesar, president, Halliburton Company.
         "Elk Hills is the crown jewel of Occidental's U.S. operations," said David Hentschel, chairman and chief executive officer of Occidental Oil and Gas Corporation. "We believe our business alliance with Halliburton is an important step in achieving our goal of making Elk Hills an industry model in terms of efficiency, safety and environmental sensitivity."
         "We are in alignment with Oxy's goals and this alliance will be focused


                                     -more-


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Halliburton Company                         page 2

on improving operating efficiencies and reducing costs while maintaining safety and environmental excellence," adds Chas Charles, general manager of Production Services, Brown & Root Energy Services. Brown & Root is hiring more than 200 people to staff its contract.
         Halliburton Energy Services' existing team in Bakersfield will conduct the downhole production services work, which will involve using a substantial amount of Halliburton's products, services and technology over the next five years and beyond. Halliburton has a long history in California with more than 300 employees at numerous facilities in California, the majority in Kern County--the largest oil producing county in the United States.
         Brown & Root Energy Services commenced their contract on February 5, 1998, while Halliburton Energy Services start-up is scheduled for March 1. Brown & Root Energy Services and Halliburton Energy Services are units of Halliburton Company.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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